UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

March 3, 2017

(Date of Report (Date of earliest event reported))

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 431-1567

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1 Fundamental Changes

Financing

On February 28, 2017, XY – the Findables Company (the “Company”) entered into a Credit Agreement (the “Credit Agreement”) with CRIM, LLC (the “Lender”). The Credit Agreement consists of a one-year $1,500,000 credit facility. On March 1, 2017, the Company borrowed an aggregate principal amount of $800,000 (the “Advance”) under the Credit Agreement. As consideration for the Advance and the credit facility, the Company issued (1) a promissory note in the principal amount of the Advance (the “Note”) and (2) a warrant that entitles the Lender to purchase 1,000,000 shares of the Company’s Class A Common Stock. The Company has the right to prepay the Note (and any other Notes to be issued under the Credit Agreement) without penalty.

All borrowings under the Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default or an event of default, the accuracy of representations and warranties, the maintenance of insurance coverage for the Company’s business, perfection of security interests in certain assets pledged as collateral, and the subordination of any existing indebtedness of the Company. Performance of the Company’s payment obligations under the Note is guaranteed by Arie Trouw, Chief Executive Officer of the Company, pursuant to a Personal Guaranty between Mr. Trouw and the Lender dated February 28, 2017.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to (1) 15% for the first six months of the term of the Credit Agreement; (2) 17.5% for months 7 through 12 of the term; and (3) 20% thereafter.

Pursuant to the terms of the Credit Agreement, the Lender has the right to appoint a representative to attend all meetings of the Company’s Board of Directors.

The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s ability to:

•	dispose of any part of the Company’s business;
•	enter into a business combination;
•	liquidate or dissolve the Company’s business;
•	incur any additional indebtedness other than indebtedness under the Credit Agreement; and
•	change the Company’s line of business.

The Credit Agreement also contains certain customary affirmative covenants and events of default. If an event of default, as specified in the Credit Agreement, shall occur and be continuing, the Company may be required to repay all amounts outstanding under the Credit Agreement.

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full and complete text of the Credit Agreement, which is filed hereto as Exhibit 6.1 to this Current Report on Form 1-U and which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Arie Trouw, Chief Executive Officer

Dated: March 3, 2017

EXHIBIT INDEX

Exhibit No.	Description

6.1	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC